UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Kemper Corporation

(Name of issuer)

Common Stock, $ 0.10 par value

(Title of class of securities)

48840110-0

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91327510-3

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Fayez Sarofim & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 1,160,231
(7) Sole dispositive power 0
(8) Shared dispositive power 1,245,311
(9)	Aggregate amount beneficially owned by each reporting person 1,245,311
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.0%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 91327510-3

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Fayez Sarofim
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,461,070
(6) Shared voting power 1,160,231
(7) Sole dispositive power 2,461,070
(8) Shared dispositive power 1,245,311
(9)	Aggregate amount beneficially owned by each reporting person 3,706,381
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.1%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 91327510-3

Item 1. (a).	Name of Issuer:

Kemper Corporation (formerly known as Unitrin, Inc.)

(b).	Address of Issuer’s Principal Executive Offices:

One East Wacker Drive
Chicago, Illinois 60601

Item 2. (a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:
Fayez Sarofim & Co. – Texas
Fayez Sarofim – U.S.A.

Two Houston Center, Suite 2907
909 Fannin Street
Houston, Texas 77010

(d).	Title of Class of Securities:

Common stock, $0.10 par value

(e).	CUSIP Number:

48840110-0

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with s.240.13d-1(b) (1) (ii) (J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(i)	497,343 shares are held in investment advisory accounts managed by Fayez Sarofim & Co. for numerous clients. Pursuant to its investment advisory contract with its clients, Fayez Sarofim & Co. has full investment discretion with respect to such investment advisory accounts. However, Fayez Sarofim & Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Fayez Sarofim & Co. at any time. Because Fayez Sarofim & Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of the Rule 13d-3 under the Securities Exchange Act of 1934. Because Fayez Sarofim is the Chairman of the Board, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co., he may also be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

(ii)	15,600 shares are held in investment advisory accounts managed by Sarofim Trust Co., a wholly owned subsidiary of Fayez Sarofim & Co., which is also an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. Pursuant to its investment advisory contracts with its clients, Sarofim Trust Co. has full investment discretion with respect to such investment advisory accounts. However, Sarofim Trust Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Sarofim Trust Co. at any time. Because Sarofim Trust Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 and Fayez Sarofim & Co. and Mr. Sarofim as controlling persons of Sarofim Trust Co., may be deemed to be indirect beneficial owners of these shares for such purposes.

(iii)	7,348 shares are held in investment advisory accounts managed by Sarofim International Management Company, a wholly owned subsidiary of Fayez Sarofim & Co., which is also an Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. Pursuant to its investment advisory contracts with its clients, Sarofim International Management Company has full investment discretion with respect to such investment advisory accounts. However, Sarofim International Management Company is not the record owner of any such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Sarofim International Management Company at any time. Because Sarofim International Management Company has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 and Fayez Sarofim & Co. and Mr. Sarofim as controlling persons of Sarofim International Management Company, may be deemed to be indirect beneficial owners of these shares for such purposes.

(iv)	725,020 shares are owned directly by Sarofim International Management Company for its own account. Because Fayez Sarofim is a controlling person of Fayez Sarofim & Co., he may be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

(v)	2,461,070 shares are owned of record and beneficially by Fayez Sarofim. Fayez Sarofim & Co. has no beneficial ownership of these shares.

    (b) Percent of class:

(i)	0.8% — as to shares held in accounts managed by Fayez Sarofim & Co. with power to dispose, or to direct the disposition of such shares.

(ii)	0.0% — as to shares held in accounts managed by Sarofim Trust Co. with power to dispose, or to direct the disposition of, such shares.

(iii)	0.0% — as to shares held in accounts managed by Sarofim International Management Company with power to dispose, or to direct the disposition of, such shares.

(iv)	1.2% — as to shares owned directly by Sarofim International Management Company for its own account.

(v)	4.1% — as to shares owned of record and beneficially by Fayez Sarofim.

    (c) Number of shares as to which Fayez Sarofim & Co. has:

    (i) Sole power to vote or to direct the vote

(i)	sole power to vote or direct the vote: 0 shares.

    (ii) Shared power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote: 1,160,231 shares. The voting arrangements with respect to the securities held in the various investment advisory accounts managed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company vary. The contracts relating to certain of the investment advisory accounts do not grant any power to Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company to vote securities held in such accounts. The contracts relating to other investment advisory accounts provide that the securities held in such investment advisory accounts will be voted in accordance with the directions given by the investment adviser. All securities held in investment advisory accounts are held of record by clients or by trustees or custodians for clients of Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company. Proxies voting the shares are signed by the client, the trustee or the custodian. Accordingly, it is difficult to determine the extent of voting power possessed by Fayez Sarofim & Co. It is believed, however, that of the 1,245,311 shares which Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company may be deemed to own beneficially for purposes of Rule 13d-3, it may be deemed to share voting power with respect to not more than 1,160,231 of such shares. Such voting power may be deemed to be shared with Mr. Sarofim who may be deemed to share such power by virtue of his control relationship with Fayez Sarofim & Co., Sarofim Trust Co. and Sarofim International Management Company. Such voting power may also be deemed to be shared with trustees, other fiduciaries, clients or others in many cases.

    (iii) Sole power to dispose or to direct the disposition of

(iii)	sole power to dispose or direct the disposition of: 0 shares.

    (iv) Shared power to dispose or to direct the disposition of

(iv)	shared power to dispose or direct the disposition of: 1,245,311 shares. Such power may be deemed to be shared with Mr. Sarofim, and also with Sarofim Trust Co. with respect to securities held in accounts managed by Sarofim Trust Co. and with Sarofim International Management Company with respect to securities held in investment advisory accounts of Sarofim International Management Company.

    (d) Number of shares as to which Fayez Sarofim has:

    (i) Sole power to vote or to direct the vote

(i)	sole power to vote or direct the vote: 2,461,070 shares.

(ii) Shared power to vote or to direct the vote

(ii)	shared power to vote or direct the vote: 1,160,231 shares. As discussed above, the voting arrangements with respect to the shares held in the various investment advisory accounts managed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company, vary. Fayez Sarofim may be deemed to share the voting power possessed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company, with respect to the securities held in such accounts by virtue of his control relationship to such investment advisers. Accordingly, it is believed that of the 1,245,311 shares which Mr. Sarofim may be deemed to own beneficially for purposes of Rule 13d-3 (excluding the 2,461,070 shares which he holds for his own account and has the sole power to vote), he may be deemed to share voting power with respect to not more than 1,160,231 of such shares. Such voting power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in investment advisory accounts managed by Fayez Sarofim & Co., with Fayez Sarofim & Co. and Sarofim Trust Co. with respect to securities held in investment advisory accounts managed by Sarofim Trust Co. and with Fayez Sarofim & Co. and Sarofim International Management Company with respect to securities held in investment advisory accounts of Sarofim International Management Company. In many cases where securities are held in accounts managed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company, voting power may also be deemed to be shared with trustees, other fiduciaries, clients of Fayez Sarofim & Co. or Sarofim Trust Co., or Sarofim International Management Company, or others.

(iii) Sole power to dispose or to direct the disposition of

(iii)	sole power to dispose or direct the disposition of: 2,461,070 shares.

(iv) Shared power to dispose or to direct the disposition of

(iv)	shared power to dispose or direct the disposition of: 1,245,311 shares. Such power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in accounts managed by Fayez Sarofim & Co., with Fayez Sarofim & Co. and Sarofim Trust Co. with respect to the securities held in accounts managed by Sarofim Trust Co. and with Fayez Sarofim & Co. and Sarofim International Management Company with respect to securities held in investment advisory accounts of Sarofim International Management Company and with other trustees of trusts of which Mr. Sarofim is a trustee with respect to the securities held in such trusts.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

With respect to securities held in accounts managed by Fayez Sarofim & Co. or held in accounts managed by Sarofim Trust Co., or held in accounts managed by Sarofim International Management Company clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one client has such right with respect to more than five percent of the Class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

As indicated in Item 3, Fayez Sarofim is Chairman of the Board, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.	Certification.

    (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

Fayez Sarofim & Co.*

By: /s/ Fayez Sarofim
(Signature)

Chairman
(Name/Title)

By: /s/ Fayez Sarofim
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2012 relating to the Common Stock of Kemper Corporation shall be filed on behalf of the undersigned.

February 14, 2012
(Date)

Fayez Sarofim & Co.*

By: /s/ Fayez Sarofim
(Signature)

Chairman
(Name/Title)

By: /s/ Fayez Sarofim
(Signature)

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.